VATECH

TELEFAX

02 OCT -3 AM 9:45

02055173

An: To:	SEC	Datum: Date:	3.10.2002
Firma: Company:	Security and Exchange Comission	Seiten / Pages: (incl. this page):	3
Fax:	001 202 9429 525		
Von: From:	Wolfgang Schwaiger		
Abteilung: Department:	Strategie, Kommunikation und Investor Relations	Tel.: (+43/732) 6986 - 4319 Fax: (+43/732) 6980 - 3416 E-Mail: wolfgang.schwaiger@vatech.at	
Betreff: Subject:	**VA Technologie AG – Presseinformation** **Filing Number 82-3910**		

SUPPL

Sehr geehrte Damen und Herren!

Beiliegend erhalten Sie die heutige Presseaussendung der VA Technologie AG.

Mit freundlichen Grüßen

Dr. Wolfgang Schwaiger
Strategie, Kommunikation und Investor Relations

Tel.Nr. [0043-732] 6986-9222
Fax-Nr. [0043-732] 6980-3416
E-mail: wolfgang.schwaiger@vatech.at

VA TECH

VA Technologie AG

PRESS RELEASE

Order successes for VA TECH WABAG, restructuring proceeds as planned

Despite the continuing delays and postponements to orders throughout the international water and wastewater technology sector, during August and September the VA TECH Water Systems Division (VA TECH WABAG) was able to capture a series of new projects for its order book.

Of special note is the development of the company in India, which in the past two months alone, has obtained two major orders from the city of Bangalore. These relate to two sewage treatment plants, one with an order value of EUR 9.4 m and the other, EUR 14.9 million. In fact, the Indian market is progressing better than expected.

The situation in the drinking water treatment sector is also highly satisfactory. VA TECH WABAG clearly leads the Romanian market in this field and has recently obtained a further project in the form of a drinking water preparation plant for Iasi, which has an order value of EUR 8 m. A second water preparation plant is to be delivered to the town of El Raswa in Egypt, which is located near Port Said. The special feature of this project is the production of drinking water from the heavily polluted Nile by means of state of the art technology. It again demonstrates VA TECH WABAG special capabilities and represents a continuation of the successful Windhoek/Namibia order, which also involved the use of wastewater as a source of drinking water.

In remarks made at the Alpbach Financial Symposium, VA TECH chairman, Dr. Erich Becker, stressed the fact that, "The restructuring measures planned by VA TECH WABAG for Germany have begun at full speed and are on schedule. The difficult problem of redundancies was solved at the end of September with the signing of a balanced compensation/social plan. A suitable cushion for the affected employees at the Butzbach, Kulmbach and Leipzig location has thus been created."

++++2002-10-03

For further information please contact:
Wolfgang Schwaiger
Lunzerstraße 64, A-4031 Linz
Tel: +43/732/6986-9222, Fax: +43/732/6986-3416
e-mail: wolfgang.schwaiger@vatech.at

VATECH

The listed VA Technologie AG (VA TECH) is a focused Technology and Service Company which provides value to customers over the entire plant life cycle. Leading international positions are held in Metallurgy, Hydro Power Generation, Transmission and Distribution, Water Systems and Infrastructure. In 2001, VA TECH achieved sales of EUR 4 bn according to IAS with a work force of 18,847 employees.

This and other VA TECH Group press releases are available on the homepage http://www.vatech.at or can be individually received via our automatic mailing service.

For further information please contact:
Wolfgang Schwaiger
Lunzerstraße 64, A-4031 Linz
Tel: +43/732/6986-9222, Fax: +43/732/6986-3416
e-mail: wolfgang.schwaiger@vatech.at